EXHIBIT 2.2

NEXEN INC.
SUMMARY OF PRO-FORMA INFORMATION
MARCH 31, 2005

	ACTUAL	ACTUAL
	12 MONTHS	12 MONTHS
	31-MAR-05	31-DEC-04
Per Financial Statements:
Net Income	646	793
Interest, net	132	143
Taxes	321	367

	1,099	1,303

Interest	209	194
Capitalized Interest	(77)	(51)

	132	143

Interest Coverage:
NIBIT	1,099	1,303
Interest	132	143
	8.33	9.11	a

Interest Coverage Excluding Capped Interest:
NIBIT	1,099	1,303
Interest	209	194
	5.26	6.72	a